                                                               Exhibit 11(a)(38)


                       [LETTERHEAD OF MACKENZIE PARTNERS, INC.]



FOR IMMEDIATE RELEASE

Contact: Mark H. Harnett
         MacKenzie Partners, Inc.
         (212) 929-5877


    INVACARE CORPORATION ANNOUNCES EXTENSION OF
    TENDER OFFER FOR HEALTHDYNE TECHNOLOGIES

    Elyria, Ohio -- (June 23, 1997) -- Invacare Corporation (NASDAQ/NMS:IVCR) announced today that its wholly owned subsidiary I.H.H. Corp. has extended its $15 per share tender offer to purchase all outstanding shares of common stock of Healthdyne Technologies, Inc. (NASDAQ/NMS:HDTC) until 6:00 p.m., New York City time, Friday, August 1, 1997, unless further extended in the manner described in the Offer to Purchase dated January 27, 1997, as amended and supplemented by the Supplements thereto dated April 4, 1997 and June 6, 1997. The offer had been scheduled to expire on June 20, 1997.

    As of June 20, 1997, 3,902,107 shares of Healthdyne common stock had been tendered in the offer, which, together with the 600,000 shares owned by Invacare, constitutes over 35% of outstanding Healthdyne common stock, based on the most recent information provided by Healthdyne.

    As previously announced, on June 4, 1997, Invacare raised its offer for Healthdyne to $15 per share, representing its best and final price. At that time, Invacare emphasized that, absent a negotiated transaction in which Healthdyne management substantiated additional value, Invacare did not intend to raise its offer again.

    A. Malachi Mixon, III, Invacare's Chairman and Chief Executive Officer, said, "We are pleased with the growing shareholder support our offer is receiving. Thirty-five percent represents the highest level to date, which is particularly impressive in light of the fact that significant conditions to the tender offer remain to be satisfied. As the July 30 annual meeting approaches and with Healthdyne continuing to stonewall, we are confident that even more shareholders will express their support for our $15 per share premium offer through tendering their shares and voting to elect a new board of directors."

    Invacare's $15 per share tender offer represents a premium of approximately 70% over Healthdyne's $8.88 stock price on the trading day before Invacare made its initial acquisition proposal.

                                       #  #  #



                               PARTICIPANT INFORMATION

Invacare may solicit proxies for Healthdyne's 1997 annual meeting with respect to its previously announced nominees and proposals. Besides Invacare and the nominees, other participants in this solicitation may include the following directors and/or executive officers of Invacare: A. Malachi Mixon, III (Chairman, Chief Executive Officer and Director), Gerald B. Blouch (President, Chief Operating Officer and Director), Thomas R. Miklich (Chief Financial Officer, Secretary, General Counsel and Treasurer), Joseph B. Richey, II (Senior Vice President--Total Quality Management and Director), Donald P. Andersen (Group Vice President--Respiratory

                                       - MORE -

Invacare/Healthdyne
June 23, 1997
Page Two

Products) and Louis F.J. Slangen (Senior Vice President--Sales & Marketing). Although Salomon Brothers Inc ("Salomon Brothers"), which is acting as dealer manager in connection with the tender offer and serving as financial advisor to Invacare in connection with the proposed acquisition of Healthdyne, does not admit that it or any of its directors, officers, employees or affiliates is a "participant", as defined in Schedule 14A promulgated by the Securities and Exchange Commission under the Securities Exchange Act of 1934, as amended, or that such Schedule 14A requires the disclosure of certain information concerning them, the following employees of Salomon Brothers may assist Invacare in such a solicitation: Scott Wilson (Managing Director), Wilder Fulford (Managing Director), John Fowler (Managing Director), John Chambers (Director) and Sarah Barnes (Vice President).

Invacare beneficially owns an aggregate of 600,000 shares of Healthdyne's common stock. Salomon Brothers will receive customary financial advisor and dealer manager fees, reimbursement and indemnification from Invacare in connection with the tender offer and any acquisition by Invacare of Healthdyne. Salomon Brothers will not receive any additional fee for or in connectionwith assisting in any solicitation of proxies. Salomon Brothers engages in a full range of investment banking, securities trading, market-making and brokerage services for institutional and individual clients. In the ordinary course of its business, Salomon Brothers maintains customary arrangements and effects transactions in the securities of Healthdyne for the accounts of its customers. As a result of its engagement by Invacare, Salomon Brothers has restricted its proprietary trading in the securities of Healthdyne (although it may still execute trades for customers on an unsolicited agency basis).